Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name & Address of Company

Cream Minerals Ltd. (the “Company”)

Suite 1400 – 570 Granville St.

Vancouver, British Columbia

V6C 3P1

Item 2.

Date of Material Change

July 23, 2010

Item 3.

News Release

A press release dated July 22, 2010, was issued to the British Columbia and Alberta Securities Commissions, and the TSX Venture Exchange.

Item 4.

Summary of Material Change

The Company announced that an option agreement with Roca Mines Inc. (“Roca”) that would allow Roca to earn up to a 70% interest in the Company’s Nuevo Milenio Project has been terminated.

Item 5.

Full Description of Material Change

Item 5.1

Full Description of Material Change

Please refer to the press release of the Company disseminated on July 22, 2010, attached hereto.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

None.

 Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Michael E. O’Connor, President & CEO

Phone:  604-687-4622

Item 9.

Date of Report

July 23, 2010

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

July 22, 2010

U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

Cream Minerals-Roca Mines Option Agreement Terminated

Vancouver, BC – July 22, 2010 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") announces that the option agreement (“the agreement”) with Roca Mines Inc. (“Roca”) on the Nuevo Milenio silver-gold property is terminated. In light of the current financial and economic background Roca determined it should forgo additional work at Nuevo Milenio in favour of focusing on the continued development of its premier asset the MAX Molybdenum Mine. Consequently the agreement is no longer in force.

The agreement called for the expenditure of $US12 million dollars by July 24, 2013 to earn a 50 % legal and beneficial interest in Nuevo Milenio. In addition the agreement provided for a further option to earn an additional 20% interest in the property, for a total of 70% by completing a positive feasibility study by October 24, 2017. The expenditure commitment in the first year of the agreement was $US1 million dollars by July 24, 2010.

Cream wishes to thank Roca for the work completed to date which included the drilling of five holes all of which twinned Cream historical drill holes. Roca demonstrated that Nuevo Milenio can be successfully drilled from surface with excellent core recoveries. Of the five holes four matched or exceed assay results from Creams drill holes and one hole NM-10-3 a twin of Cream hole DDH-07-23 intersected 4.55 m (2.92 m estimated true width "ETW") averaging 1,299 g/t Ag and 4.27 g/t Au, including 3.11 m (2.00 m ETW) grading 1,886 g/t Ag and 6.18 g/t Au, and including 1.05 m (0.67 m ETW) grading 4,712 g/t Ag and 15.54 g/t Au.

Cream will review all options available to the Company concerning the Nuevo Milenio gold-silver property including seeking a new option agreement partner or initiating a drill program to test mineralized zones on the property.

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.